United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Walmart Inc.

Name of persons relying on exemption: Clean Yield Asset Management
Address of persons relying on exemption: 16 Beaver Meadow Road, Norwich, VT 05055
Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Walmart Inc. Shareholders
RE:	Proposal No. 6, Shareholder Proposal on Reproductive Health Care Legislation
DATE:	May 18, 2022
CONTACT:	Molly Betournay, Clean Yield Asset Management (molly@cleanyield.com)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing. The cost of disseminating the foregoing information to shareholders is being entirely borne by Clean Yield Asset Management.

The foregoing information should not be construed as investment advice.

Vote Yes: Proposal No. 6 – Report on Impacts of Reproductive Health Care Legislation

Annual Meeting: June 1, 2022

About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT, specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, Julie Kalish, a long-term shareholder in Walmart Inc. because of concerns that Walmart Inc. may be negatively impacted by enacted or proposed state policies restricting reproductive health care, thus putting shareholder value at risk.

THE RESOLUTION

RESOLVED: Shareholders request that the Walmart Board of Directors issue a public report prior to December 31, 2022, omitting confidential and privileged information and, at a reasonable expense, detailing any known and any potential risks and costs to the Company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the Company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate any risks and costs to the Company associated with new laws and legislation severely restricting reproductive rights, as well as similar restrictive laws proposed or enacted in other states. At its discretion, the Board’s analysis may include any effects on employee hiring, retention, and productivity, as well as decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies, such as any public policy advocacy by the Company, related political contributions policies, and human resources or educational strategies.

WHY IS A VOTE IN FAVOR WARRANTED?

1.	Legislative and judicial developments have weakened access to abortion care in states where Walmart has operations, with more restrictions likely.

Reproductive rights are under siege in the United States. States have passed more than 1,300 restrictions on abortion access since the Roe v. Wade Supreme Court ruling in 1973 that legalized the procedure (https://bit.ly/3F00HCt). The Supreme Court is expected to overturn or gravely weaken Roe v. Wade, perhaps within weeks. Should Roe v. Wade be overturned or greatly weakened, 26 states are “certain or likely” to ban abortion outright (https://bit.ly/3EY3hcp).

Arkansas, where Walmart is headquartered, has numerous restrictions that make it difficult to access abortion care (https://bit.ly/3EKrphC). If Roe vs. Wade is weakened or overturned, Arkansas is likely to outlaw abortion entirely.

Walmart has stores in all 50 states. As of this date, Texas, Florida, Arizona, Florida, Kentucky, Oklahoma, and Idaho have passed legislation directly challenging the Roe framework by limiting abortions past six or 15 weeks. In a post-Roe environment, additional states where Walmart has operations are expected to ban abortion entirely, including Montana, Michigan, Utah, Arizona, Iowa, Missouri, Louisiana, Indiana, Ohio, Kentucky, West Virginia, Tennessee, Alabama, Mississippi, Georgia, and South Carolina (https://bit.ly/3vPKgEU).

2.	Walmart provides health care coverage to as many as 935,000 women in the U.S.

The enactment of state laws restricting abortion care may conflict with the Company’s health care coverage of its employees. However, the proponent believes that continuing to provide comprehensive reproductive health care coverage should be a priority for Walmart. Walmart has 1.7 million employees in the United States, and 55% are women, or about 935,000. They work in 5,342 stores across the United States (https://www.sec.gov/ix?doc=/Archives/edgar/data/104169/000010416922000012/wmt-20220131.htm and https://corporate.walmart.com/esgreport/esg-issues/diversity-equity-inclusion).

In a 2019 survey, nearly 9 in 10 women said that controlling if and when to have children has been important to their careers (Hidden Value: The Business Case for Reproductive Health, Rhia Ventures, 2020 at https://bit.ly/37RkV5e). Abortion is a common medical procedure, experienced by 1 in 4 women in the U.S. by the end of her reproductive years (https://doi.org/10.2105/AJPH.2017.304042).

The loss of access to abortion care may disrupt or prevent employees from remaining in the workforce. Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level (https://bit.ly/37qrmMw).

Abortion restrictions are already interfering with women’s ability to work and reducing the talent pool. The Institute for Women’s Policy Research estimates that 505,000 more women ages 15–44 would enter the workforce nationally if all state-level abortion restrictions were eliminated; in Arkansas, the figure is just shy of 14,000. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time-off rates (https://iwpr.org/costs-of-reproductive-health-restrictions and https://iwpr.org/project_states/arkansas/).

3.	Employees expect and desire comprehensive reproductive health care coverage.

A national survey of 3,500+ college-educated workers conducted in 2021 produced the following findings:

•	Most workers (73%) want their employee health insurance benefit to cover the full range of reproductive health care, including abortion. For women in their child-bearing years, this number is 83%.
•	Learning that a company covers some reproductive health care, but not abortion care, is much more likely to turn off top talent than attract them (47% would feel less positively toward the company versus 19% more positively).

•	About 7 in 10 (69%) say that access to reproductive health care, including abortion, should be part of the issues companies address around gender equity efforts in the workplace.

•	Majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, such as Texas, with its recently passed SB 8.

(Source: https://bit.ly/3F0JusI)

By a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible, according to a national survey of 2,210 adults conducted by Morning Consult. The results skew higher for millennials and Gen Z (https://bit.ly/3Mn9z81). This has implications for Walmart’s ability to recruit workers to work in states with restrictive laws.

Given the geographic scope and sample sizes of these studies, the Proponent believes it is reasonable to infer that the views of Walmart’s employees generally align with these findings.

RESPONSE TO STATEMENT OF OPPOSITION

1.	A central argument of Walmart’s opposition to our proposal seems to be reflected in its statement that the proposal is “framed so broadly that we believe it would be extremely difficult for the company to fulfill this objective to a degree that would be of value or utility for our shareholders, associates, and other stakeholders.”

As a practical matter, Walmart could satisfy the concerns expressed in the proposal by approaching its reporting as providing answers to a series of questions that arise from these concerns:

•	How might impending changes in the reproductive health care environment affect our employees?
•	How might impending changes in the reproductive health care environment affect the talent pool in the states where we conduct business?
•	How might our ability to meet the reproductive health care needs of our employees change in the near future?
•	Does Walmart need to improve any aspects of its reproductive health care insurance or benefits to respond to the dramatically changing environment for women’s health care?
•	Do new laws that provide for civil enforcement of state abortion bans expose Walmart to legal liability?
•	Would our company benefit by advocating for less restrictive public policies concerning access to reproductive health care?

Walmart states that “we believe it would be extremely difficult for the company to fulfill this objective to a degree that would be of value or utility for our shareholders, associates, and other stakeholders.” To the contrary, shareholders will benefit from knowing how the Company is assessing the impact of a known and highly likely risk to full reproductive health care options that will have direct and indirect impacts upon employees, their families, work colleagues, and the Company as a whole.

2.	The statement of opposition also reads as follows:

We believe the company’s resources are better focused on its day-to-day review and design of our benefits plans and programs in order to remain competitive in our industry and in compliance with all applicable regulatory requirements in the jurisdictions where we operate.

Our proposal is consistent with the view that Walmart should seek to offer benefits plans that are competitive and compliant with regulatory requirements. Our request identifies that there is already a patchwork of state laws related to reproductive health care with which Walmart must comply. Our request calls on the Board to review and consider where compliance with these myriad state laws could undermine Walmart’s goal of remaining competitive, particularly in the context of employee recruitment and retention.

Shareholders may also find it of interest that Walmart sought to exclude this proposal from the proxy ballot, arguing before the Securities and Exchange Commission (SEC) that the proposal did not pertain to a significant social policy issue and sought to interfere with the Company’s ordinary business operations. The SEC rejected the Company’s arguments.

CONCLUSION

A “Yes” vote is warranted. For all the reasons discussed, we believe that the requested report will motivate Walmart to monitor and respond to imminent threats to its ability to provide the highest-quality reproductive health care to its employees, a clear need for attracting and maintaining a qualified and stable workforce.

A post-Roe environment would present Walmart with new challenges related to hiring, retention, productivity, site location, public policy positions, and other matters. The Company may experience higher turnover (with its associated costs) in states with extreme abortion restrictions, as well as more difficulty in recruiting—or relocating—talent to those states. As a large employer with workers across the country, Walmart will face these challenges more keenly than most. The proponent believes it would be in Walmart’s best interest to anticipate likely disruptions to its ability to provide comprehensive reproductive health care to all of its employees and take steps to minimize the impact and reach of these disruptions. These steps may include (but need not be limited to) examining the comprehensiveness of reproductive health care coverage across geographies and provider networks, committing to providing insurance that covers all forms of contraceptive care, studying the feasibility of covering travel expenses incurred to obtain out-of-state abortion care, and reviewing whether the Company should take public policy positions on proposed reproductive health care legislation. The requested report is best viewed as a transparency and accountability mechanism to produce this internal review.

A “wait and see” approach is insufficient and not helpful to shareholder assessment of risk and management quality. Intertwining threats are present now—to employee well-being, health, and morale; to corporate reputation and brand; to consumer loyalty; to women’s ability to advance within the Company; and to the attainment of diversity and inclusion goals.

Vote “Yes” on Proposal No. 6.

For questions, please contact Molly Betournay, Clean Yield Asset Management at molly@cleanyield.com.

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